EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

YRC Worldwide Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the related financial statement schedule and the effectiveness of internal control over financial reporting incorporated by reference herein which reports appear in the December 31, 2009 annual report on Form 10-K of YRC Worldwide Inc. (the Company).

Our audit report on the consolidated financial statements, referred to above contains an explanatory paragraph that states that the Company has experienced significant declines in operations, cash flows and liquidity and these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and the financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

(signed) KPMG LLP

Kansas City, Missouri

July 28, 2010